

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 25, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Terrence P. Gill
Chief Financial Officer
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816

> **Re: K-Sea Transportation Partners LP**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 13, 2010**
> **File No. 001-31920**

Dear Mr. Gill:

We have reviewed your response letter dated March 4, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-Q for the Quarter Ended December 31, 2010</u>

<u>Note 1. The Partnership</u>

1. We note your disclosure that the partnership's consolidated statement of partners' capital for the six months ended December 31, 2010 includes a revision of $1,202 related to the allocation of a prior period distribution to partners among the classes of equity presented in the statement of partners' capital. Please explain to us the reason for this revision and tell us why you believe it is appropriate to reflect this revision in the three months ended December 31, 2010, rather than account for the revision as a correction of an error in accordance with ASC 250-10-45.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(732) 565-3699